1(212) 318-6053

keithpisani@paulhastings.com

August 9, 2021	48645.2

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TPCO Holding Corp. Form 10

Ladies and Gentlemen:

On behalf of TPCO Holding Corp. (the “Company”), we hereby submit the Company’s registration statement on Form 10. The Company is filing the Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on a voluntary basis.

Please contact the undersigned at the number above with any comments or questions.

Sincerely, /s/ Keith D. Pisani Keith D. Pisani for PAUL HASTINGS LLP